APPENDIX A

ADDITIONAL RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **All or some of the proceeds of the Offering may be used to repay indebtedness owed to related parties, including stockholders, directors and officers of the Corporation.** All or a portion of the proceeds from the Offering may be used to repay existing indebtedness owed to related parties, including stockholders, directors and officers of the Corporation. Investors should understand that the offering proceeds may not be reinvested in the Corporation or be used for prospective projects to facilitate the Corporation's growth. The application of funds received in connection with the Offering will be made in the sole discretion of the Corporation and the Corporation gives no assurance that the proceeds from the Offering will be used as estimated in the Offering Memorandum.

- **Material factors that make an investment in the issuer speculative or risky. The Corporation has a limited operating history upon which you can evaluate its performance and has not yet generated profits. Accordingly, the Corporation's prospects must be considered in light of the risks that any new Corporation encounters.**

The Corporation has incurred operating losses since its inception on September 10, 2019. The likelihood of the Corporation's creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and media products. The Corporation anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Corporation will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. The Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Corporation will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth Corporation.

- **Changes in consumer behavior and evolving technologies may adversely affect the Corporation's business, financial condition and results of operations.**

The ways in which consumers view content and technology and business models in the Corporation's industry continues to rapidly evolve and new distribution platforms and increased competition from new entrants and emerging technologies have added to the complexity of maintaining predictable revenue streams. Technological advancements have driven changes in consumer behavior as consumers seek more control over when, where and how they consume content and have affected advertisers' options for reaching their target audiences. Consumer preferences have evolved towards digital services and other subscription services and there has been a substantial increase in the availability of programming with reduced advertising or without advertising at all. In addition, consumers are increasingly using time-shifting and advertising-blocking technologies that enable them to fast-forward or circumvent advertisements. Substantial use of these technologies could impact the attractiveness of the Corporation's programming to advertisers and adversely affect its advertising revenues.

- **Declines in advertising expenditures could cause the Corporation's revenues and operating results to decline significantly in any given period or in specific markets.**

The Corporation derives substantial revenues from the sale of advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. The Corporation's advertising revenues may vary substantially from year to year, driven by major sports events, and by the state, congressional and presidential elections cycles. Declines in the economic prospects of advertisers or the economy in general can alter current or prospective advertisers' spending priorities. Advertising expenditures may also be affected by increasing competition for the leisure time of audiences. Demand for the Corporation's programming as measured by ratings points is a key factor in determining the advertising rates as well as the affiliate rates the Corporation receives. A decrease in advertising expenditures, reduced demand for the Corporation's programming or the inability to obtain market ratings that adequately measure demand for the Corporation's content could lead to a reduction in pricing and advertising spending, which could have a material adverse effect on the Corporation's business, financial condition or results of operations.

- **Acceptance of the Corporation's content by the public is difficult to predict, which could lead to fluctuations in revenues.**

Streaming and television distribution is a speculative business since the revenues derived from the distribution of content depends primarily upon its acceptance by the public, which is difficult to predict. Low public acceptance of the Corporation's content will adversely affect the Corporation's results of operations. The commercial success of the Corporation's programming also depends upon the quality and acceptance of other competing programming, the availability of a growing number of alternative forms of entertainment and leisure time activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. A decline in the ratings or popularity of the Corporation's news could adversely affect advertising revenues.

- **Damage to the Corporation's brand or its reputation could have a material adverse effect on its business, financial condition and results of operations.**

The Fintech.TV channel is the Corporation's most valuable asset. The Corporation believes that its brand image, awareness and reputation strengthen its relationship with consumers and contribute significantly to the success of its business. Maintaining, further enhancing and extending this brand may require the Corporation to make significant investments in marketing, programming or new products, services or events. These investments may not be successful. The Corporation may introduce new programming that is not popular with its consumers and advertisers, which may negatively affect its business. To the extent the Corporation's content is not compelling to consumers, the Corporation's ability to maintain a positive reputation may be adversely impacted. To the extent the Corporation's marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, the Corporation's ability to maintain a positive reputation may likewise be adversely impacted. If the Corporation is not successful in maintaining or enhancing the image or awareness of its brand, or if its reputation is harmed for any reason, it could have a material adverse effect on its business, financial condition and results of operations.

- **The Corporation's investments in new businesses, products, services and technologies through acquisitions and other strategic investments present many risks, and the Corporation may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations.**

The Corporation expects to continue acquiring and investing in, new businesses, products, services and technologies that complement, enhance or expand its current businesses or otherwise offer us growth opportunities. Such acquisitions and strategic investments may involve significant risks and uncertainties, including insufficient revenues from an investment to offset any new liabilities assumed and expenses associated with the investment; a failure of the investment or acquired business to perform as expected, meet financial projections or achieve strategic goals; a failure to further develop an acquired business, product, service or technology; unidentified issues not discovered in the Corporation's due diligence that could cause the Corporation to not realize anticipated benefits or to incur unanticipated liabilities; difficulties in integrating the operations, personnel, technologies and systems of acquired businesses; the potential loss of key employees or customers of acquired businesses; the diversion of management attention from current operations; and compliance with new regulatory regimes. Because acquisitions and investments are inherently risky and their anticipated benefits or value may not materialize, the Corporation's acquisitions and investments may adversely affect its business, financial condition and results of operations.

- **The Corporation is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly.**

The Corporation is subject to U.S. federal and state laws, as well as laws from other countries, relating to the collection, use, disclosure, and security of personal information. For example, the California Consumer Privacy Act that became effective in January 2020 imposes new obligations on businesses' collection, use, handling, and disclosure of personal information of California residents and imposes fines for noncompliance. The E.U. and other countries also have privacy and data security legislation, with significant penalties for violations, that may apply to the Corporation's operations. New privacy and data protection laws continue to be introduced and interpretations of existing privacy laws, some of which may be inconsistent with one another, continue to evolve. Although the Corporation expends significant resources to comply with privacy and data protection laws, it may be subject to regulatory or other legal action despite these efforts. Any such action could result in damage to its reputation or brands, loss of customers or revenue, and other negative impacts to its operations. The Corporation may also be subject to liability under relevant contractual obligations and may be required to expend significant resources to defend, remedy and/or address any claims. The Corporation may not have adequate insurance coverage to compensate it for any losses that may occur.

- **Changes in U.S. communications laws or other regulations may have an adverse effect on the Corporation's business, financial condition and results of operations.**

The Corporation is subject to a variety of regulations in the jurisdictions in which its businesses operate. In general, the television broadcasting, streaming and traditional multi-channel video program distribution ("MVPD") industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies, including the Federal Communications Commission ("FCC"). The FCC generally regulates, among other things, the ownership of media, broadcast and multichannel video programming and technical operations of broadcast licensees. For example, the Corporation is required to apply for and operate in compliance with licenses from the FCC to operate a television station, purchase a new television station, or sell an existing television station, with licenses generally subject to an eight-year renewable term. The Corporation's program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection, among others. Further, the United States Congress, the FCC and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to network neutrality, privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Corporation's media properties. Any restrictions on political or other advertising may adversely affect the Corporation's advertising revenues. The threat of regulatory action or increased scrutiny that deters certain advertisers from advertising or reaching their intended audiences could adversely affect advertising revenue. Similarly, new federal or state laws or regulations or changes in interpretations of federal or state law or in regulations imposed by the U.S. government could require changes in the operations or ownership of the Corporation's business and have a material adverse effect on its business, financial condition or results of operations.

- **The failure or destruction of satellites or transmitter facilities the Corporation depends on to distribute its programming could materially adversely affect its businesses and results of operations, as could changes in FCC regulations governing the availability and use of satellite transmission spectrum.**

The Corporation uses third party systems to transmit its content. Transmissions may be disrupted as a result of local disasters, including extreme weather that impair on-ground uplinks or downlinks, or as a result of another impairment.

- **The Corporation may not be able to protect its intellectual property.**

Trademark and copyright litigation have become extremely expensive. Even if the Corporation believes that a competitor is infringing on one or more of its trademarks or copyrights, the Corporation might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or copyright(s) could have adverse consequences for the Corporation, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Corporation's attempts to prevent competitors from entering the market. As a result, if the Corporation is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Corporation could be significantly and adversely affected.

- **If the Corporation's trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the Corporation's brand and other intangible assets may be diminished, and its business may be adversely affected.**

The Corporation relies and expects to continue to rely on a combination of confidentiality and license agreements with its consultants and third parties with whom it has relationships, as well as trademark, copyright and trade secret protection laws, to protect its proprietary rights. The Corporation may also seek to enforce its proprietary rights through court proceedings. The Corporation has filed and expects to file from time to time for trademark applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by the Corporation, third parties may knowingly or unknowingly infringe on intellectual property rights and the Corporation may not be able to prevent infringement or misappropriation without substantial expense to the Corporation. If the protection of the

Corporation's intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of the brand and other intangible assets may be diminished, competitors may be able to more effectively mimic the Corporation's service and methods of operations, the perception of its business and service to members and potential members may become confused in the marketplace, and the Corporation's ability to attract members may be adversely affected.

The Corporation currently holds various domain names. Failure to protect its domain names could adversely affect the Corporation's reputation and brand and make it more difficult for users to find the Corporation's website and its service. The Corporation may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.

- **If the Corporation cannot raise sufficient capital, it may not succeed.**

The Corporation is offering up to 1,250,000 shares of Class B, Common Stock for an aggregate offering price of up to $5,000,000.00 in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the Corporation is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Corporation itself or to the broader economy, it may not survive. If the Corporation manages to raise a substantially lesser amount than the maximum amount that it seeks, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **Future fundraising may affect the rights of investors.**

In order to expand, the Corporation is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as debt securities or loan agreements, may include covenants that give creditors greater rights over the financial resources of the Corporation.

- **The Corporation's future success is dependent on the continued service of a small executive management team and two key individuals, Vince Molinari and Troy McGuire.**

The Corporation depends on the skill and experience of Vince Molinari, CEO and Board of Director and Troy McGuire, Head of Programing and News. The Corporation's success is dependent on their ability to manage all aspects of the business effectively. Because the Corporation relies on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of Vince Molinari, Troy McGuire or any other key members of the executive team could have a negative impact on the Corporation's ability to manage and grow its business effectively. The Corporation does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the Corporation would have no way to cover the financial loss if it were to lose the services of the CEO, the Head of

Programming and News, or its other senior officers. In addition, if the Corporation is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Management discretion as to use of proceeds.**

The Corporation's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in the Offering Statement is an estimate based on the Corporation's current business plan. The Corporation, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

- **The Corporation's businesses operate in a highly competitive industry.**

The Corporation competes with other larger more established companies for high-quality content to reach large audiences and to generate advertising revenue. The Corporation's ability to attract viewers and advertisers and obtain favorable distribution depends in part on its ability to provide popular television programming and adapt to new technologies and distribution platforms, which are increasing the number of content choices available to audiences. The consolidation of advertising agencies, distributors and television service providers also has increased their negotiating leverage and made competition for audiences, advertising revenue, and distribution more intense. Competition for audiences and/or advertising comes from a variety of sources, including broadcast television networks; cable television systems and networks; Internet-delivered platforms such as subscription video on demand ("SVOD") and advertising-based video on demand ("AVOD") services and mobile, gaming and social media platforms; audio programming; and print and other media. There can be no assurance that the Corporation will be able to compete successfully in the future against existing or potential competitors or that competition or consolidation in the marketplace will not have a material adverse effect on its business, financial condition or results of operations.

- **Any valuation at this stage is difficult to assess.**

The valuation for this Offering was established by the Corporation. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

- **The Corporation's CEO has control of the Board of Directors.**

Eximius Holdings, LLC ("Eximius"), a Corporation wholly owned and controlled by Vince Molinari, holds approximately 14.47% of the Corporation's Class A Common Stock. The holders of the Corporation's Class A Common Stock are subject to a Second Amended and Restated Voting Agreement dated March 21, 2021, which provides that Vince Molinari has certain voting rights. Pursuant to the Second Amended and Restated Voting Agreement dated March 21, 2021 and in light of the various appointments, Vince

Molinari is entitled to three (3) out of the (5) five votes on all matters that require a vote of the Board of Directors. Accordingly, Vince Molinari has control of the Board.

- **The Corporation could be subject to economic, political, regulatory and other risks arising from its international operations.**

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from or incremental to those in the United States. In addition to the risks that the Corporation faces in the United States, its international operations involve risks that could adversely affect its business, including:

· the need to adapt content and user interfaces for specific cultural and language differences, including licensing a certain portion of content assets before the Corporation has developed a full appreciation for its performance within a given territory;

· difficulties and costs associated with staffing and managing foreign operations;

· management distraction;

· political or social unrest and economic instability;

· compliance with U.S. laws such as the Foreign Corrupt Practices Act, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

· difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

· regulatory requirements or government action against its service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, that results in disruption or non-availability of the Corporations' service or particular content in the applicable jurisdiction;

· less favorable foreign intellectual property laws;

· adverse tax consequences such as those related to repatriation of cash from foreign jurisdictions into the United States, non-income related taxes such as value-added tax or other indirect taxes, changes in tax laws or their interpretations, or the application of judgment in determining the Corporation's global provision for income taxes and other tax liabilities given intercompany transactions and calculations where the ultimate tax determination is uncertain;

· fluctuations in currency exchange rates when the Corporation does not use foreign exchange contracts or derivatives to hedge against and which could impact revenues and expenses of the Corporation's international operations and expose it to foreign currency exchange rate risk;

·   profit repatriation and other restrictions on the transfer of funds;

·   differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as payment cards;

·   new and different sources of competition;

·   censorship requirements that cause us to remove or edit popular content, leading to consumer disappointment or dissatisfaction with the Corporation's service;

·   low usage and/or penetration of Internet- connected consumer electronic devices;

·   different and more stringent user protection, data protection, privacy and other laws;

·   availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

·   integration and operational challenges as well as potential unknown liabilities in connection with companies the Corporation may acquire or control; and

·   differing, and often more lenient, laws and consumer understanding/attitudes regarding the illegality of piracy.

The Corporation's failure to manage any of these risks successfully could harm its international operations and its overall business, and results of operations.

·   **If the Corporation fails to maintain or, in new markets establish, a positive reputation with consumers concerning its service, including the content it offers, the Corporation may not be able to attract or retain members, and its operating results may be adversely affected.**

The Corporation believes that it has a positive reputation with consumers concerning its service. However, to the extent the Corporation's content, in particular its original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, the Corporation's ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent the Corporation's marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, the Corporation's ability to establish and maintain a positive reputation may likewise be adversely impacted. As the Corporation expands into new markets and platforms, it will also need to establish its reputation with new consumers and to the extent it is not successful in creating positive impressions or adequate engagement, the Corporation's business in these new markets may be adversely impacted.

·   **If the Corporation is not able to manage change and growth, its business could be adversely affected.**

The Corporation is expanding its operations internationally, scaling its streaming service to effectively and reliably handle anticipated growth in viewers, ramping up its ability to produce original content. As the Corporation expands internationally, the Corporation is managing and adjusting its business to address varied content offerings, and new programs. As the Corporation ramps up its original content production it is building out expertise in a number of disciplines, including but not limited to, production, legal, marketing, finance and other resources related to the development and physical production of content. If the Corporation is not able to manage the growing complexity of its business, including improving, refining or revising its systems and operational practices related to its operations, the business may be adversely affected.

- **There is no current market for any shares of the Corporation's stock.**

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

- **The Class C Common Stock may be traded on the alternative trading system ("ATS") operated by tZERO Securities, LLC ("tZERO Securities"), which may have an unfavorable impact on our stock price and liquidity and the technology the tZERO Securities' ATS relies on it for its operations may not function properly**

Following all applicable regulatory lock up or holding periods, we may make the Class C Common Stock available for secondary trading on tZERO Securities' ATS, subject to tZERO Securities' customary due diligence. Even if the Class C Common Stock do become available for trading on tZERO Securities' ATS, an active trading market for the shares of our Securities may never develop or if one develops, it may not be sustained. tZERO Securities' ATS is a significantly more limited trading system than the national securities exchanges such as the New York Stock Exchange, or the Nasdaq stock exchange, and there are lower financial or qualitative standards that a company must meet to have its stock quoted on tZERO Securities' ATS. Securities traded on tZERO Securities' ATS are usually thinly traded, highly volatile, and not followed by analysts. The quotation and trading of our Securities on tZERO Securities' ATS may result in a less liquid market and contribute to volatility. This volatility could depress the market price of our Securities for reasons unrelated to operating performance. Due to lower trading volumes, there may be a lower likelihood of your orders on tZERO Securities' ATS being executed or filled. Further, the technology on which tZERO Securities' ATS relies may not function properly because of internal problems or as a result of cyber-attacks or external security breaches. Any such malfunction may adversely affect the ability of our investors to execute trades of our Securities on tZERO Securities' ATS. Moreover, since trading on tZERO Securities' ATS has been limited, tZERO Securities' ATS order matching system may not function properly in cases of increased trading volume. If the technology used by tZERO Securities' ATS does not work as anticipated, trading of our common stock could be limited or even suspended.

- **Investors will hold minority non-voting interests in the Corporation.**

The holders of the majority-in-interest of the voting rights of the Corporation could limit the investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Corporation's operations or cause the Corporation to engage in additional offerings (including potentially a public offering). Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, the investor could lose all or part of his or her investment in the securities in this Offering, and may never see positive returns.

- **Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.**

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card Corporation (which can reach or exceed 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach or exceed 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

- **Cybersecurity risk management and regulatory requirements.**

We are subject to a number of laws, rules and directives (which we refer to as "privacy laws") relating to the collection, use, retention, security, processing and transfer (which we refer to as "process") of personally identifiable information about our customers and employees (which we refer to as "personal data") in the countries where we operate. Much of the personal data that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, collection, use and sharing of data is increasing on a global basis. There is uncertainty associated with the legal and regulatory environment around privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing. Privacy and data protection laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance or require us to change our business practices in a manner adverse to our business, and violations of privacy and data protection-related laws can result in significant penalties and damage to our brand and business. In addition, compliance with inconsistent privacy laws may restrict our ability to provide products and services to our customers. A determination that there have been violations of privacy or data protection laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.

In response to recently adopted SEC cybersecurity risk management, strategy, governance and incident disclosure requirements for public companies, management of the Corporation is currently considering possible board oversight of cybersecurity risks and management's role in assessing and managing material risks from cybersecurity threats. At the current time, the Corporation does not have any such formal procedures or oversight in place.

- **The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.**

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Appendix E to the Offering Statement of which this Offering Circular is part. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Corporation believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Corporation's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Corporation may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

- **Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.**

Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Corporation arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the Corporation opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Corporation's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Corporation believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the Agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Corporation believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Corporation in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Corporation. If a lawsuit is brought against the Corporation under the Subscription Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Corporation's securities or by the Corporation of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

- **The Corporation's results of operations may be negatively impacted by the coronavirus outbreak.**

The extent to which COVID-19 affects the Corporation's financial results will depend on future developments, which are highly uncertain and cannot be predicted. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Corporation's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

- **Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Corporation's business.**

Fintech.TV's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Common Stock and the financial condition of the Corporation's investors or prospective investors, resulting in reduced demand for the Class B Common Stock generally. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Corporation's operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

- **Our future success depends on the efforts of a small management team.**

The loss of services of the members of the management team may have an adverse effect on the Corporation. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

- **You may lose your entire investment and even if the Corporation continues to successfully operate or is successful, you may never profit from your investment in Class C Common Stock.**

Other than those rights afforded to minority investors under applicable law, holders of the Class C Common Stock are afforded no voting rights, no rights to dividends, no liquidation preferences and/or returns or allocations if the Corporation is sold or for other liquidation events. There is no anticipated exit for Class C Common Stock holders. The Corporation is a closely held company controlled by the holders of the Class A Common Stock. Holders of the Class A Common stock can take action at any time to adversely affect the rights and privileges of Class C Common Stock holders, and the possibility of any future returns for Class C Common Stock holders is dependent on the discretion of the Class A Common Stock holders.